Provident Energy to Restate 2007 Interim Financial Statements

News Release 24-07
October 15, 2007

All values are in Canadian dollars

CALGARY, ALBERTA - Provident Energy Trust (Provident) (TSX-PVE.UN; NYSE-PVX) today announced that it will restate its first and second quarter 2007 unaudited interim financial statements, due principally to an overstatement of midstream petroleum product inventory and a corresponding understatement of cost of goods sold.  Provident anticipates that the impact of the restatement on total 2007 results from operations will be immaterial.

Provident has determined that commercial transactions recorded between two wholly-owned Provident midstream subsidiaries resulted in overstated inventory balances.  Normal course internal accounting controls identified the issue.  Related cash settlements were all handled correctly with no impact on day to day operations or third parties.  On the recommendation of management and the Audit Committee, the Board of Directors made the decision to restate the first and second quarter results in conjunction with the upcoming release of third quarter results.  The restatement is intended to provide more representative and comparable quarterly information going forward.

For the six months ended June 30, 2007, the restatement will not affect cash flow from operations as defined by Generally Accepted Accounting Principles (GAAP), but will reduce funds flow from operations by approximately $18 million, or nine percent of funds flow over the period.  This will in turn increase the six month payout ratio to 88 percent from the 80 percent originally reported by Provident.  Net income for this period will be reduced by approximately $13 million, which results in a net loss for the period of approximately $4 million compared to net income of $9.3 million originally reported.  The breakdown of these adjustments by quarter will be provided in the restatement, which will be included as note disclosure in Provident’s third quarter interim financial report, expected on November 8, 2007.

In the current commodity price environment, Provident expects to meet all previously disclosed 2007 guidance to the market, and does not expect any impact on distributions resulting from this announcement.

Provident Energy Trust is a Calgary-based, open-ended energy income trust that owns and manages an oil and gas production business and a natural gas liquids midstream services and marketing business. Provident’s energy portfolio is located in some of the most stable and predictable producing regions in Western Canada and the United States.  Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE.UN and PVX, respectively.

This document contains certain forward-looking statements concerning Provident, as well as other expectations, plans, goals, objectives, information or statements about future events, conditions, results of operations or performance that may constitute “forward-looking statements” or “forward-looking information” under applicable securities legislation. Such statements or information involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident’s control, including the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, pipeline design and construction, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect.  In addition to other assumptions identified in this news release, assumptions have been made regarding, among other things, commodity prices, operating conditions, capital and other expenditures, and project development activities.

Although Provident believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Provident can give no assurance that such expectations will prove to be correct.  Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Provident and described in the forward-looking statements or information.

The forward-looking statements or information contained in this news release are made as of the date hereof and Provident undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless so required by applicable securities laws.  The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Investor and Media Contact: Laurie Stretch Senior Manager, Investor Relations and Communications Phone (403) 231-6710 Email: info@providentenergy.com	Corporate Head Office: 800, 112 – 4th Avenue S.W. Calgary, Alberta T2P 0H3 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 294-0111 www.providentenergy.com